Exhibit (a)(10)

Egan-Jones Recommends International Rectifier Shareholders Vote the WHITE Proxy Card for All Three of the Company’s Nominees

International Rectifier Responds to Vishay Intertechnology’s Assertions Regarding

IR’s Independent Directors

EL SEGUNDO, Calif. – October 3, 2008 – International Rectifier Corporation (NYSE:IRF) today announced that Egan-Jones Proxy Services has published its report recommending that International Rectifier shareholders vote management’s WHITE proxy card FOR all three of the Company’s nominees and against the proposed Vishay by-law amendments at the Company’s upcoming October 10, 2008 annual meeting.

Egan-Jones, an independent proxy advisory firm, was “unpersuaded that the dissidents’ nominees would bring objectivity to the Board, as it appears that Vishay has mounted the current contest with the objective of pursuing an acquisition of the Company.”  Their analysis confirmed “that the Company’s Board has acted consistent with shareholder interests,” and that “the [Company’s] nominees appear qualified.”  Egan-Jones also shares the view that “Vishay’s proposals seeking to amend the Company’s Bylaws are intended to pressure the Board to accept Vishay’s $23.00 per share proposal, [which] significantly undervalues the future prospects of the Company and is not in the best interest of the Company and its stockholders.”

In addition, IR responded to the irresponsible attacks recently made by Vishay on the personal integrity and dedication of the International Rectifier directors in a letter to IR’s stockholders issued by Vishay on October 2, 2008.

Vishay’s attacks and IR’s responses are as follows:

Vishay stated that the IR Board refused to meet with Vishay to discuss its offer.

•                  As we have previously stated, the Board has not met with Vishay because it unanimously determined that Vishay’s proposal significantly undervalues IR’s future prospects and, therefore, was not even a valid starting point for negotiations.

•                  IR also believes it is “unrealistic” and “frankly not credible” — to use Vishay’s comments on IR’s strategic plan — for Vishay to characterize its highly-conditional “offer” as being for “all-cash” when it has neither cash nor financing.

Vishay criticized our recently adopted and typical indemnification agreements.

•                  The indemnification agreements to which Vishay refers were adopted by the IR Board, not to avoid accountability, but rather to assure that the IR directors’ indemnification rights — which have previously been in IR’s bylaws — cannot be revoked after they leave the Board.

•                  This was done, upon the recommendation of counsel and consistent with the public recommendation of the law firm that represents Vishay, after a recent Delaware case raised questions as to whether directors could be deprived of existing bylaw-based indemnification rights after they have left a board.

Vishay criticized the compensation paid to our directors during fiscal 2008.

•                  What Vishay has failed to tell you is that Dr. Vance served as our lead director and as the chairman of our audit committee, which met 35 times during the last fiscal year.  Jack led the Company through a difficult investigation and restatement process with tremendous skill and dedication.  Dr. Vance also served as a member of our compensation committee, which met 17 times during this challenging period.

•                  Vishay also conveniently omits the fact — disclosed in the IR proxy statement — that IR’s Board held twenty-two meetings during the fiscal year ended June 30, 2008 and of the other three directors whose compensation Vishay attacks.

•                  Dr. Vogt was the chairman of IR’s compensation committee and led the comprehensive search process that led to the hiring of our new CEO and the other members of our new management team;

•                  Dr. Plummer was the chairman of IR’s nominating and corporate governance committee (which met 18 times) and led the process of identifying and appointing the three new highly-qualified, independent directors, including our Chairman of the Board, recently appointed to the Board; and

•                  Mr. Attiyeh was an active member of IR’s audit, compensation and nominating and corporate governance committees and contributed meaningfully to those committees and the Board.

Vishay stated that four of our directors were in office while “improprieties” occurred.

•                  Vishay has failed to indicate that the four directors worked tirelessly to investigate and uncover irregularities, restate the Company’s financial statements and revamp the Company’s management.

•                  Vishay also did not point out that two of the three nominees of the Company were not in office during that period.

Vishay criticized the recent change in the conditions for the acceleration of the vesting of director stock options.

•                  This change was thought appropriate by all of the directors in light of the demands being imposed upon IR’s directors in the context of the proxy contest initiated by Vishay and the efforts expended by the directors.

International Rectifier’s Board believes that it is in the best interest of the Company and all of the Company’s shareholders to vote the WHITE proxy or voting card FOR each of the Board’s nominees and vote AGAINST each of Vishay’s bylaw amendments.  If stockholders of International Rectifier have any questions or need assistance voting their shares, they can call D. F. King & Co., Inc., who is assisting International Rectifier, toll-free at 1-888-605-1957.

About International Rectifier

International Rectifier Corporation (NYSE:IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information, go to www.irf.com.

Note: Statements made or implied in this release that are in the future tense or that are accompanied by words such as “will,” or variations of such words are “forward-looking” and involve risks and uncertainties that are not within International Rectifier’s control. A fuller explanation of these risks and uncertainties, including those related to the changes to the company’s internal controls and governance policies, is contained in International Rectifier’s periodic and other filings from time to time with the Securities and Exchange Commission.

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Contact:

International Rectifier Corporation

Investors:

 Portia Switzer, 310.726.8254

 Chris Toth, 310.252.7731

or

Media:

Kekst & Co.

Tom Davies, 212-521-4873

Roanne Kulakoff, 212-521-4837